September 18,
2025

Andr  s Conesa Labastida
Chief Executive Officer
Grupo Aeromexico, S.A.B. de C.V.
Avenida Paseo de la Reforma 243, 25th Floor
Col. Renacimiento, Cuauht  moc 06500
Mexico City
United Mexican States

       Re: Grupo Aeromexico, S.A.B. de C.V.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 22, 2025
           File No. 333-279379
Dear Andr  s Conesa Labastida:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1
Prospectus Summary
Industry-leading strategic partners, including Delta, page 3

1. Please update your disclosure for the September 16, 2025 U.S. DOT's termination of approval of your JCA and withdrawal of antitrust immunity, here and throughout your filing, and update your risk factors as necessary to disclose any impact on your relationship with Delta and your operations.
 September 18, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors affecting our results of operation
Jet fuel prices, page 94

2. You disclose in the second paragraph on page 38 that your jet fuel supply agreements with World Fuel expired July 31, 2025, and your jet fuel supply agreement with ASA will expire 12-31-25. Please expand your disclosure to describe, and quantify to the extent possible, any known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations as a result of your jet fuel supply arrangements.
       Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.
Aircraft maintenance, page 96

3. You disclose in a risk factor that you recently observed recurring early signs of deterioration in the High-Pressure Turbine of certain LEAP-1B engines for the Boeing
       737 MAX supplied by CFM International, Inc., or CFM, which have resulted in several unscheduled engine removals. You maintain a PBH engine maintenance agreement with CFM to provide additional engine support during repairs. You have conducted 68 inspections, resulting in 21 engine removals and have
       received 12 replacement engines from CFM to mitigate the impact on your network as of August 11, 2025. You expect to perform more than 90 inspections, categorized as low, medium and high risk in 2025. Given the potentially high removal rate and the fact that engine repairs typically take over 140 days, this situation poses a significant risk to your operational and financial stability due to its potential impact on fleet availability and schedule compliance. If these early signs of deterioration of some of these engines are not resolved in a timely manner, you could face increased operating costs, revenue losses, and adverse impact on customer experience. You also disclose that the the high number of inspections required and potential removals may lead to a shortage of spare engines, potentially causing an increase in aircraft-on-ground events.
       Please revise to describe, and quantify to the extent possible, any known trends and uncertainties that have had or that are reasonably likely to have a material unfavorable impact on revenues and net income from continuing operations
       as a result of increases in inspections, maintenance expenses, operating expenses and aircraft-on-ground events. Refer to Item 5.D of Form 20-F and SEC Release No. 33-
       8350.
 September 18, 2025
Page 3

        Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752
if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   John Vetterli, Esq.